BAYTEX CONFERENCE CALL AND WEBCAST ON SECOND QUARTER 2022
RESULTS TO BE HELD ON JULY 28, 2022

CALGARY, ALBERTA (July 20, 2022) – Baytex Energy Corp. (TSX: BTE) will release its 2022 second quarter financial and operating results after the close of markets on Wednesday July 27, 2022. A conference call and webcast will be held on Thursday July 28, 2022 to discuss the results:

Date: Thursday July 28, 2022

Time: 9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in: 1-416-915-3239 (Toronto Local and International)
            1-800-319-4610 (North America Toll-Free)

Webcast: http://services.choruscall.ca/links/baytex20220728.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com